Exhibit 99.3

NICE inContact Launches “Fast Track:” The Best Way to Move From
Outdated, On-Premises Infrastructure to Industry’s Leading Cloud
Experience Center

More than 100 former Avaya customers have already moved to NICE inContact – the only unified and enterprise-grade cloud contact center offering combining omnichannel routing, workforce optimization and analytics

HOBOKEN, NJ – April 5, 2017 – NICE (Nasdaq:NICE) and its company, inContact, the leading provider of cloud contact center software, today announced the creation of Fast Track, a set of migration packages designed specifically to assist Avaya customers transition from their legacy system to a reliable, modern contact center.

The new migration packages provide organizations an efficient and seamless migration from an old, outdated contact center system to an integrated, analytics-based experience center in the cloud. This experience center features the integration of industry-leading inContact omnichannel routing with NICE advanced analytics and its entire suite of customer engagement solutions, including workforce optimization (WFO).

In addition, former Avaya customers enjoy working with a financially stable partner with significant R&D resources that is delivering the innovation necessary to ensure their success for the long-run.

Please click here for more specifics and details on how NICE inContact is alleviating industry uncertainty surrounding Avaya’s bankruptcy with the Fast Track migration packages.

Replacing an on-premises or hosted solution with another similar solution, leaves organizations with a system which may be outdated by the time it’s completed. Fast Track is the best way to migrate from premises-based systems to the leading cloud contact center platform – that elastically scales to meet the needs of large businesses and scales down to efficiently serve small-to-medium businesses. Customers moving to inContact from Avaya will benefit from:

•	A true all-in-one, unified solution spanning Omnichannel Routing, Workforce Optimization and Analytics, combined with complete network connectivity
•	Cloud flexibility to quickly scale services as needed, including the ability to turn up remote agents on demand
•	A usage-based billing model which enables companies to leverage the advantages of an operating expense (OpEx) over a capital expense (CapEx)
•	Hybrid integration and migration options which provide the ability to keep some on-premises components, and seamlessly migrate to inContact, without costly service interruptions
•	Peace of mind through greater reliability and risk reduction through hot failover across all sites plus industry leading SLAs for cloud contact center applications and voice

More than 100 former Avaya customers have moved to inContact, with over 50 in 2016 alone. Included among these are well-known brands such as Orvis and Carlson Rezidor Hotel Group which transitioned from Avaya and went live on inContact in less than 60 days.

“We are seeing tremendous interest from Avaya customers as they look beyond simply replacing their current system with another on-premises solution and making a permanent switch to the cloud,” noted Paul Jarman, inContact CEO. “The flexible and scalable nature of the NICE inContact cloud solution will help these organizations navigate the constantly evolving landscape of customer service by moving forward and avoid repeating past mistakes of premises-based platform limitations.”

NICE inContact offers teams of dedicated enterprise services professionals to design a “Fast Track” migration package with the unique needs of Avaya customers in mind. NICE inContact ensures an efficient, timely transition to a best-in-class, unified cloud solution, with minimal impact to business operations with:

•	Project management – A dedicated project manager will create a project plan for the inContact migration and ensure that milestones are achieved to meet a pre-determined implementation schedule.
•
Implementation Management – A dedicated implementation manager collects and understands the customer’s detailed business requirements, documents the requirements to serve as the basis for the implemented design and then works to test and adjust the configured design. After go-live, the implementation manager provides continued support and follow-up.

•
Onboarding – A dedicated onboarding manager focused on achieving set objectives and success metrics throughout the engagement, builds on the knowledge provided by our education team to ensure continual proficiency during real-world use, and works with managers, supervisors and administrators every step of the way during the initial use of inContact technology.

•	Training – We offer flexible training options to meet the schedule, travel availability and learning style, including live and virtual classrooms or eLearning through inContact University.
•	Investment Protection – Continue to use existing NICE Workforce Optimization products and seamlessly integrate with inContact omnichannel routing and open cloud platform.

Forward-looking customer service organizations are recognizing how the cloud can turn the customer experience into a competitive advantage, by moving to a purpose-built and unified suite of solutions designed to help organizations achieve their business goals with greater ease and reliability.

About NICE inContact

NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions, helping organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. For more about NICE, visit www.nice.com.

inContact, a NICE business, is the cloud contact center software leader, with the most complete, easiest and most reliable solution to help organizations achieve their customer experience goals. Recognized as a market leader by Gartner, IDC, Frost & Sullivan, Ovum and DMG, inContact continuously innovates in the cloud and is the only provider to offer a complete solution that includes the customer interaction cloud, an expert service model and the broadest partner ecosystem. To learn more about inContact, visit www.incontact.com.

NICE Corporate Media Contact:
Erik Snider
+1 551 256 5274
Erik.snider@nice.com

inContact Media Contact:
Gavin Gustafson
+1-801-320-3323 (MT)
gavin.gustafson@incontact.com

Investors:
Marty Cohen
+1-551-256-5354 (ET)
ir@nice.com

Yisca Erez
+972-9-775-3798 (CET)
NICE Ltd.
ir@nice.com

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Jarman, are based on the current expectations of the management of NICE Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the Company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.